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SECUI  08026198 ⅼION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 3642 6

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/07_____ AND ENDING_____12/31/07_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COMMONWEALTH FUNDING, INC.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
50 CHUMASERO DRIVE #2L

(No. and Street)

SAN FRANCISCO   CA   94132
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM A. COSENTINO   (415) 775-2183
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

QUIROZ, CARLOS A.   QUIROZ & COMPANY, LLP
(Name – if individual, state last, first, middle name)

133 KEARNY STREET, SUITE 200   SAN FRANCISO   CA   94108
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

WT
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OATH OR AFFIRMATION

I, __WILLIAM A. COSENTINO_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__COMMONWEALTH FUNDING, INC._____ , as
of ___DECEMBER 31_____ , 20 _07___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

State of California, County of San Francisco
Subscribed and sworn to before me this _first_
Day of _February, 2008_____ , by
_William A. Cosentino_____
proved to me on
the basis of satisfactory evidence to be the
person(s) who appeared before me.

_____
Notary Public, California

_____
Signature

_____
Title

ANDREW F. ALBRIGHT
COMM. #1788733
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Feb. 7, 2012

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMONWEALTH FUNDING, INC.

Report Upon The Examination Of
Financial Statements
With Supplementary Information

For The Year Ended December 31, 2007

COMMONWEALTH FUNDING, INC.

TABLE OF CONTENTS

Quiroz & Company, LLP
Certified Public Accountants
133 KEARNY STREET, SUITE 200 • SAN FRANCISCO, CA 94108-4809

PHONE: 415-986-3340 • FAX: 415-986-3354 • EMAIL: CPA@QuirozLLP.com

INDEPENDENT PUBLIC ACCOUNTANT'S REPORT

BOARD OF DIRECTORS
COMMONWEALTH FUNDING, INC.

We have audited the accompanying statement of financial condition of Commonwealth Funding, Inc. as of December 31, 2007 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on my audit.

We conducted our audit in accordance with generally accepted auditing standards accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Funding, Inc. as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17 a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Quiroz & Company LLP

February 11, 2008

COMMONWEALTH FUNDING, INC.

Statement of Financial Condition

December 31, 2007

ASSETS

Cash and Temporary Investments	$	106,384
Commissions Receivable and Other		2,215
Total Assets	$	108,599

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts Payable		
Total Liabilities		1,600
Common Stock		50,200
Retained Earnings		56,799
Total Stockholder's Equity		106,999
Total Liabilities and Stockholder's Equity	$	108,599

The accompanying notes are an integral part
of these financial statements.

COMMONWEALTH FUNDING, INC.

Statement of Income

For The Year Ended December 31, 2007

Revenues:

Commissions	$	57,579
Other		3,571
Total Revenues		61,150

Expenses:

Dues and Subscriptions	6,799
Insurance	9,024
Legal and Accounting	2,350
Other	3,047
Permits and Licenses	1,693
Rent	11,319
Supplies	2,210
Telephone	3,203
Vehicle Expense	2,081
Total Expenses	41,726

Net Income	$	19,424

The accompanying notes are an integral part
of these financial statements.

COMMONWEALTH FUNDING, INC.

Statement of Changes in Stockholder's Equity

For The Year Ended December 31, 2007

	Retained Earnings
Balances at January 1, 2007	$ 37,375
Net Income for the Year	19,424
Balances at December 31, 2007	$ 56,799

The accompanying notes are an integral part
of these financial statements.

COMMONWEALTH FUNDING, INC.

Statement of Cash Flows

For the Year Ended December 31, 2007

Cash From Operating Activities:

Cash Received From Commission Sales and Other	$	60,965
Cash Paid to Suppliers and Agents		(41,813)
Net Cash Provided From Operating Activities		19,152
From Financing Activities Capital Contribution		10,000
Cash at Beginning of Year		77,058
Cash at End of Year	$	106,210

Reconciliation of Net Income to Net Cash Provided
  From Operating Activities:

Net Income	$	19,424
Decrease (Increase) in Current Assets Commissions Receivable and Other		(185)
Decrease (Increase) in Current Liabilities Accounts Payable		(87)
Net Cash Provided From Operating Activities	$	19,152

The accompanying notes are an integral part
of these financial statements.

1. THE COMPANY:

Commonwealth Funding, Inc.,"the Company", is a California Corporation incorporated on May 12, 1986. The Company is principally engaged in the sale of mutual fund securities through its sole stockholder and registered representative (note 4).

2. ACCOUNTING POLICIES:

The Company maintains its books and records for financial statement and state and federal tax reporting purposes on the accrual method of accounting. The Company is a Sub Chapter S type corporation for state and federal tax purposes.

3. COMMON STOCK:

The Company is authorized by its Articles of Incorporation to issue up to 1,000 shares of common stock. At December 31, 2007, the company had issued and outstanding all 1,000 shares of common stock at a stated value of $10.20 per share. During 2005 the sole shareholder paid additional paid-in capital of $10,000 to the Company.

4. RELATED PARTY TRANSACTIONS:

The Company's registered representative is also the Company's president and sole stockholder. All of the Company's commission expense is paid to its sole stockholder. In addition, the Company pays (or reimburses) certain other expenses incurred by the registered representative in connection with the operation of the Company.

5. NET CAPITAL:

The Company is required to maintain a minimum net capital of $5,000 under Rule 15c3-1 of the Securities and Exchange Commission. At December 31, 2007, the Company's net capital was $104,987 which was $99,987 in excess of its net capital requirement.

COMMONWEALTH FUNDING, INC.

Supplementary Information

As Required Under Rule 17a-5 of the
Securities and Exchange Commission

December 31, 2007

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission.

Schedule II

Reconciliation of Computation of Net Capital with Focus Report Unaudited Net Capital.

COMMONWEALTH FUNDING, INC. is exempt from the supplemental information reporting requirements of Rule 15c3-3 because of its compliance with the conditions for exemption under Rule 15c3-3(k).

COMMONWEALTH FUNDING, INC. is exempt from providing a SIPC Supplemental Report under Rule 17a-5(e)(4), minimum assessment period exemption.

COMMONWEALTH FUNDING, INC.

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2007

Total ownership equity from Balance Sheet	$	106,999
Deduct ownership equity not allowable for Net Capital		-
Total ownership equity qualified for Net Capital		106,999
Liabilities subordinated to claims of general creditors		-
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		106,999
Deductions and/or charges		
Other additions and/or allowable credits		-
Net Capital before haircuts on securities positions		106,999
Haircuts on Securities - Franklin Federal Fund & T-Note		(2,012)
Net Capital as of December 31, 2007	$	104,987

COMMONWEALTH FUNDING, INC.

Schedule II

Reconciliation of Computation of Net Capital
With Focus Report Unaudited Net Capital

As of December 31, 2007

	Focus Report	Net Capital Schedule I
Balances as of December 31, 2007	$ 106,500	$ 104,987
2007 Year-End Audit Adjustments not Recorded in Company's Books:		
Legal and Accounting and Other	(1,513)	-
Other	-	-
	$ 104,987	$ 104,987

Quiroz & Company, LLP
Certified Public Accountants
133 KEARNY STREET, SUITE 200 • SAN FRANCISCO, CA 94108-4809

PHONE: 415-986-3340 • FAX: 415-986-3354 • EMAIL: CPA@QuirozLLP.com

BOARD OF DIRECTORS
COMMONWEALTH FUNDING, INC.

In planning and performing our audit of the financial statements of Commonwealth Funding, Inc. for the year ended December 31, 2007, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Commonwealth Funding, Inc. that we considered relevant to the stated objectives of rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company, in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 4 (c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Quiroz & Company, LLP
Certified Public Accountants
133 KEARNY STREET, SUITE 200 • SAN FRANCISCO, CA 94108-4809

PHONE: 415-986-3340 • FAX: 415-986-3354 • EMAIL: CPA@QuirozLLP.com

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matter involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Quiroz & Company LLP

February 11, 2008

